Citizens Select Prime Money Market Fund
Statement of Investments
1/31/2005 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit - 23.4%		
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
2.35%, 2/11/2005	15,000,000	15,000,000
Citibank N.A.		
2.40%, 3/10/2005	15,000,000	15,000,000
Credit Agricole Indosuez (Yankee)		
2.32%, 4/19/2005	15,000,000 a	14,999,367
Credit Suisse First Boston (Yankee)		
2.19%, 4/12/2005	10,000,000	10,000,000
Natexis Banques Populaires (Yankee)		
2.36%, 2/11/2005	15,000,000	15,000,000
Wachovia Bank		
2.55%, 3/24/2005	12,000,000	12,000,000
Washington Mutual Bank		
2.50%, 3/22/2005	15,000,000	15,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $96,999,367)		**96,999,367**
Commercial Paper - 41.9%		
Amstel Funding Corp.		
2.46%, 3/24/2005	13,000,000 b	12,954,879
Amsterdam Funding Corp.		
2.34%, 2/10/2005	15,000,000 b	14,991,263
Barclays U.S. Funding Corp.		
2.51%, 3/24/2005	12,000,000	11,957,500
Beta Finance Inc.		
2.03%, 3/14/2005	15,000,000 b	14,965,663
Depfa Bank PLC		
2.34%, 2/7/2005	15,000,000	14,994,175
Deutsche Bank Financial LLC		
2.50%, 2/1/2005	15,000,000	15,000,000
FCAR Owner Trust		
2.52%, 3/22/2005	12,000,000	11,959,003
General Electric Capital Services Inc.		
2.01%, 3/9/2005	15,000,000	14,970,150
Greyhawk Funding LLC		
2.53%, 3/22/2005	12,000,000 b	11,958,840
Mane Funding Corp.		
2.54%, 3/24/2005	12,000,000 b	11,956,990
Paradigm Funding LLC		
2.53%, 3/23/2005	8,100,000 b	8,071,650
Solitaire Funding LLC		
2.34%, 2/7/2005	15,000,000 b	14,994,150
UBS Finance Delaware LLC		
2.48%, 2/1/2005	15,000,000	15,000,000
Total Commercial Paper		
(cost $173,774,263)		**173,774,263**
Corporate Notes - 2.4%		
Harrier Finance Funding (U.S.) LLC		
2.46%, 11/15/2005		
(cost $9,999,072)	10,000,000 a,b	**9,999,072**
U.S. Government Agencies - 6.1%		
Federal Home Loan Banks, Floating Rate Notes		
2.31%, 4/11/2006	15,000,000 a	14,989,293
Federal National Mortage Association, Notes		
1.57%, 5/13/2005	10,000,000	10,000,000
Total U.S. Government Agencies		
(cost $24,989,293)		**24,989,293**
Time Deposits - 26.2%		
Chase Manhattan Bank USA (Grand Cayman)		
2.50%, 2/1/2005	15,000,000	15,000,000
Danske Bank A/S (Grand Cayman)		
2.48%, 2/1/2005	15,000,000	15,000,000
Fortis Bank (Grand Cayman)		
2.48%, 2/1/2005	15,000,000	15,000,000
Key Bank N.A. (Grand Cayman)		
2.50%, 2/1/2005	10,000,000	10,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
2.56%, 2/1/2005	15,000,000	15,000,000
National City Bank (Grand Cayman)		
2.47%, 2/1/2005	18,600,000	18,600,000
State Street Bank & Trust Co. (Grand Cayman)		
2.50%, 2/1/2005	10,000,000	10,000,000
Sun Trust Bank (Grand Cayman)		
2.50%, 2/1/2005	10,000,000	10,000,000
Total Time Deposits		
(cost $108,600,000)		**108,600,000**
Total Investments (cost $414,361,995)	100.0%	414,361,995
Cash and Receivables (Net)	0.0%	184,469
Net Assets	100.0%	414,546,464

a Variable interest rate - subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from
registration, normally to qualified institutional buyers. These securities have been determine to be liquid by the Fund's Board. At January 31,2005
these securities amounted to $99,892,507 or 24.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

CitizensSelect Treasury Money Market Fund
Statement of Investments
January 31, 2005 (Unaudited)

U.S.Treasury Bills-88.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
2/3/2005	1.98	15,745,000	15,743,272
2/10/2005	2.04	71,150,000	71,113,917
2/17/2005	1.97	50,000,000	49,956,445
2/24/2005	1.92	25,000,000	24,969,493
3/3/2005	2.02	33,200,000	33,144,192
3/17/2005	2.08	26,357,000	26,290,242
3/24/2005	2.20	30,258,000	30,164,180
3/31/2005	2.25	29,400,000	29,293,992
4/14/2005	2.27	30,000,000	29,864,400
Total U.S. Treasury Bills (cost $310,540,133)			**310,540,133**
U.S.Treasury Notes-11.4%			
1.625%, 4/30/2005 (cost $39,919,426)	2.39	40,000,000	**39,919,426**
Total Investments (cost $ 350,459,559)		**100.2%**	**350,459,559**
Liabilities, Less Cash and Receivables		**(0.2%)**	**(936,188)**
Net Assets		**100.0%**	**349,523,371**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.